December 29, 2004
Via EDGAR U.S. Securities and Exchange Commission 450 5th Street, N.W. Washington, D.C. 20549

Re:

HMB Acceptance Corp.Registration Statement on
(Form S-3 File Number 333-121722)

To who it may concern:

Please accept our request to have the above filing withdrawn. Our EDGAR filing department inadvertently filed this document as an S-3 instead of an S-3/A.  If you have any questions please contact me directly at (202) 775-8659

Very truly yours,

 /s/ Robert Gross

 Robert Gross